EXHIBIT 99.1

Molecular Partners and Orano Med Announce First Patients Dosed in Phase 1/2a Trial of DLL3 Radio-DARPin MP0712

  Five sites recruiting in US study of DLL3-targeting 212Pb-labelled Radio-DARPin MP0712

  Dosing ongoing in first patients, consecutively moving to subsequent dosing cycles

  Initial data anticipated within the coming months, comprehensive efficacy data expected in 2027

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass. and VILLEJUIF, France, July 02, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners”), and Orano Med, a clinical-stage radiopharmaceutical company and a pioneer in the development of lead-212 (212Pb) based targeted alpha therapies (TAT), today announced that the first patients were dosed in the ongoing US multicenter Phase 1/2a study of drug candidate MP0712.

MP0712, targeting the tumor-associated protein delta-like ligand 3 (DLL3) and carrying the therapeutic payload 212Pb, is the lead Radio-DARPin candidate being developed under a strategic partnership between Molecular Partners and Orano Med. DLL3 is a highly relevant target for radiopharmaceutical therapy due to its abundant expression in tumors of patients with small cell lung cancer (DLL3 is present in over 85% of SCLC tumors) and multiple other aggressive neuroendocrine tumors, while expression in healthy tissues is low.

“MP0712 is a Radio-DARPin designed to attack tumors by specifically leveraging DLL3 biology. With the first patient now in repeat dosing and Cohort 1 now recruited, we are establishing the clinical safety profile of this novel therapy in real time. Working closely with investigators in our trial, we remain on track to report initial study data in 2026, and, also paving the way for other Radio-DARPin candidates to move forward,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

“The dosing of the first patients in this study marks an important step for Orano Med and our collaboration. It further illustrates the potential of lead-212 to support a broad clinical pipeline of targeted alpha therapies, leveraging its versatility across different vector formats to address a wide range of cancer types,” said Frédéric Desdouits, Ph.D., CEO of Orano Med.

The program employs a “matched-pair” approach, in which a diagnostic imaging agent and a therapeutic agent share the same targeting molecule, allowing for accurate prediction of tumor uptake prior to treatment. Following an imaging and dosimetry step with 203Pb-labeled MP0712, patients in the Phase 1/2a study receive up to four doses of 212Pb-labeled MP0712 within their assigned dose level cohort. Dosing of patients is ongoing in cohort 1, with patients moving to repeat dosing. The study contains up to four dose levels. At present, five centers are open and actively recruiting in the US, with additional sites planned to open this year (ClinicalTrials.gov: NCT07278479). Initial data from the MP0712 Phase 1/2a study are expected in the upcoming months, with a more comprehensive dataset on safety and efficacy in 2027.

About Radio-DARPins
Molecular Partners develops targeted alpha therapeutics leveraging its Radio-DARPins as isotope-agnostic vectors with the potential to unlock a broad range of cancer targets and indications. Molecular Partners designs its Radio-DARPin candidates matching disease and target biology with vector and isotope properties to address unmet medical needs. Building on the DARPins’ unique properties, Molecular Partners has developed a proprietary Radio-DARPin platform for precise delivery of potent radioactive payloads to tumor lesions. Molecular Partners’ Radio-DARPins address historic limitations of radioligand therapy, such as kidney accumulation and suboptimal tumor uptake, through optimized half-life extension and surface engineering approaches, while preserving the advantages of the small protein format.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, as well as small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. Powered by twenty years of DARPin leadership, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

About Targeted Alpha Therapy
Targeted alpha therapy (TAT) relies on a simple concept: combining the ability of biological molecules to target cancer cells with the short-range cell-killing capabilities of alpha-emitting radioisotopes. Alpha decay consists of the emission of a helium nucleus (alpha particle) together with very high linear energy transfer and a range emission of only few cell layers, resulting in irreparable double strand DNA breaks in cells adjacent only to area of alpha emission. This approach results in an increased cytotoxic potential toward cancer cells while limiting toxicity to nearby healthy cells. As a result, alpha emitters are considered as the most powerful payloads to be found for targeted therapies.

About Orano Med
Orano Med is a subsidiary of the Orano Group. Orano Med is a clinical-stage biotechnology company that develops a new generation of targeted therapies against cancer using the unique properties of lead-212 (212Pb), an alpha-emitting radioisotope and one of the more potent therapeutic payloads against cancer cells known as Targeted Alpha Therapy (TAT). Leveraging its unique and secured access to 212Pb, the company is developing several 212Pb-based radioligand therapies combined with various targeting agents. Orano Med has 212Pb manufacturing facilities, laboratories, and R&D centers in France and in the US and is currently expanding its GMP-manufacturing capacities for 212Pb radiolabeled pharmaceuticals in North America and Europe. For more information, visit our website at www.oranomed.com and follow us on LinkedIn.

For further details, please contact:
Molecular Partners:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Orano Med:
Regina Jehle, Director Communication and Public Affairs
communication@oranomed.com
Tel: +33 6 74 56 11 31

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.